Exhibit 99.1

BUENOS AIRES,
 October 21, 2019

Comisión Nacional de Valores
25 de Mayo 175
City of Buenos Aires

Note: CPSA-GG-N-0552/19-AL Ref.: Relevant fact

Ladies and gentelmen,

I am pleased to hereby address You in my capacity as Deputy Head of Market Relations at Central Puerto S.A. (hereinafter, the “Company”) for the purpose of informing that the Board of Directors of the Company has resolved to convene an Ordinary Shareholders’ Meeting (the “Assembly”) to be held on November 22, 2019, at 11:00 a.m. on the first call, and at 12:00 noon on the same day in the second call, in case of failure of the first call, at Av. Tomás A. Edison 2701, Autonomous City of Buenos Aires, in order to consider the following Agenda:

1.
Appointment of two shareholders to sign the minutes;

2.
Consideration of the use of the Optional Reserve and/or its disaffection.

3.
Granting of authorizations.

With no further news at this time, I remain sincerely Yours,

Osvaldo Alejandro Pollice
Deputy Head of Market Relations

CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099